UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Relevant information regarding acquisition of BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A.

Item 1

GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) informs that:

1.
According to the notice of material events (Información Relevante) released on December 24, 2012, Banco Bilbao Vizcaya Argentaria S.A. and Compañía Chilena de Inversiones S.L., as sellers, Sociedad Administradora de Pensiones y Cesantías Porvenir S.A. (“Porvenir”) as purchaser and Grupo Aval as guarantor to the oligations of Porvenir, entered into a Share Purchase Agreement (“SPA”) for the acquisition of 99.99% of the shares issued by BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A. (“Horizonte”) (“Transaction”). The total price of the Transaction is US$530 million, subject to customary adjustments for transactions of this nature.

2.
Pursuant to the SPA, Porvenir may assign its rights to purchase all or a portion of the shares of Horizonte to one or more of its affiliates. As a result, at the meeting held on February 6, 2013, Porvenir´s Board of Directors authorized such entity to assign to Grupo Aval, Banco de Bogotá S.A. and Banco de Occidente S.A. a portion of its right to purchase the shares of Horizonte.

3.
The definitive participation of Porvenir in the Transaction will depend on the total price of the Transaction, as adjusted. The balance of the shares not acquired by Porvenir, will be assigned to Grupo Aval, Banco de Bogotá S.A. and Banco de Occidente S.A. in a percentage substantially similar to their actual participation in Porvenir´s equity, which in the case of Banco de Bogotá S.A. and Banco de Occidente S.A. will take into account their indirect participation in Porvenir’s equity through their affiliates Fiduciaria de Bogotá S.A. and Fiduciaria de Occidente S.A respectively.

The completion of this transaction will be subject to receipt of the required regulatory approvals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel